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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stock Traders DBA Joslin, Jeffrey Alex

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16152 Beach Blvd., Suite 271
(No. and Street)

Huntington Beach (City) CA (State) 92647-3815 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Joslin 714-375-1788
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, Inc.
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100 (Address) Katy (City) TX (State) 77450 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeff Joslin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stock Traders, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

— NONE —

Signature

PRINCIPAL
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Orange)

On 02/27/2017 before me, Wendy M. Nguyen, Notary Public
Date Here Insert Name and Title of the Officer

personally appeared Jeffrey Alex Joslin
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.


WENDY M. NGUYEN
Commission # 2128951
Notary Public - California
Orange County
My Comm. Expires Oct 3, 2019

Signature ______
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Annual Audit Report
Document Date: 02/27/2017 Number of Pages: 3
Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: Jeffrey A. Joslin
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☑ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Stock Traders

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2016

Contents

BRYANT A. GAUDETTE, CPA

INDEPENDENT AUDITOR'S REPORT

To the Managers and/or Directors
Stock Traders
16152 Beach Blvd.
Suite 271
Huntington Beach CA 92647

Report on the Financial Statements

I have audited the accompanying financial statements of **Stock Traders** (the "Company") which comprise the statement of financial condition as of **December 31, 2016**, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements to design audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stock Traders as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit was conducted to form an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

BRYANT A. GAUDETTE, INC.



Bryant A. Gaudette
21320 Provincial Blvd. #100
Katy, TX 77450
bgaudette@aol.com

Katy, TX
February 23, 2017

Stock Traders

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2016

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 34,933
Security positions	167,800
Commissions receivable	17,230
Total current assets	219,963
OTHER ASSETS	
Security deposit	890
Total other assets	890
TOTAL ASSETS	$ 220,853

LIABILITIES AND OWNER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	1,738
Commissions payable	5,545
Total current liabilities	$ 7,283
OWNER'S EQUITY	213,570
TOTAL LIABILITIES AND OWNER'S EQUITY	$ 220,853

The accompanying notes are an integral part of these financial statements.

Stock Traders
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2016

REVENUES		
Commissions and management fees		$ 450,190
EXPENSES		
Commissions	$ 59,261	
Rent	8,994	
Accounting	2,500	
Dues and subscriptions	4,854	
Telephone	2,460	
Supplies	1,603	
Advertising	1,000	
Insurance	1,204	
Total expenses		81,876
INCOME FROM OPERATIONS		368,314
OTHER INCOME (EXPENSE):		
Interest and Dividend income		3,029
Investment income		1,290
Total other income (expense)		4,319
INCOME BEFORE PROVISION FOR INCOME TAXES		372,633
PROVISION FOR INCOME TAXES		
NET INCOME		$ 372,633

The accompanying notes are an integral part of these financial statements

Stock Traders
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 372,633
Adjustments to reconcile net income (loss) to net cash provided (used) by operations:	
Increase (Decrease) in assets:	
Commissions receivables	(8,135)
(Increase) Decrease in:	
Commissions payable	1,728
Net cash provided (used) by operating activities	366,226
CASH FLOWS FROM FINANCING ACTIVITIES	
Owner's draws	(390,993)
Security Positions	(22,375)
Unrealized Gain (losses)	22,375
Net cash provided (used) by financing activities	(390,993)
NET INCREASE (DECREASE) IN CASH	(24,767)
CASH, beginning of year	59,700
CASH, end of year	$ 34,933

The accompanying notes are an integral part of these financial statements

Stock Traders

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2016

BEGINNING OWNER'S EQUITY, at December 31, 2015	$209,555
ADJUSTMENTS TO OWNER'S EQUITY	
Net income	372,633
Unrealized Gains (losses)	22,375
Owner's draws	(390,993)
ENDING OWNER'S EQUITY, at December 31, 2016	213,570

The accompanying notes are an integral part of these financial statements.

Stock Traders
Notes to Financial Statements
As of and for the Year-Ended December 31, 2016

NOTE 1 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Stock Traders is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Nature of operations- Jeffrey Joslin, dba Stock Traders (a sole proprietorship), is a brokerage company in Huntington Beach, California, which started operations on June 1, 1995. Introducing broker/dealers place all transactions through other registered broker/dealers, fully disclosing all of the customer accounts to the clearing firm, and does not clear transactions nor carry customer accounts. Clearing brokers are responsible for holding the securities of the customer and for furnishing customers with statements regarding their accounts.

Stock Traders is registered with the SEC (Securities and Exchange Commission), FINRA (Financial Industry Regulatory Authority), SIPC (Securities Investor Protection Corporation), and with the State of California, Department of Corporations.

Method of accounting -The Company maintains its books on the accrual method of accounting recognizing income when earned and expenses when incurred.

Cash and cash equivalents- For purposes of the statement of cash flows, the Company considers all short-term securities purchased with a maturity of three months or less to be cash equivalents.

Use of estimates- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions earned - All trading commissions are received through clearing brokers. Net commission checks are received after clearing, execution and other fees have been deducted by the clearing broker.

NOTE 2 -CASH AND CASH EQUIVALENTS

Pursuant to contract terms between Stock Traders and Hilltop Securities, Inc. (a clearing broker), a minimum balance of $ 10,000 must be maintained in Stock Traders' Hilltop Securities, Inc. cash accounts at all times. The minimum balance is subject to change at the discretion of Hilltop Securities, Inc. based upon Stock Traders sales volume, business mix, or other risks. Upon termination of the relationship, funds will be released to Stock Traders after all accounts debits and liabilities are satisfied.

Funds in the money market account are shown at cost, which approximates market value. Money market funds are mutual funds whose underlying securities are very short-term money market instruments invested in private or government securities that are highly liquid and low risk. Money market funds are not federally insured.

NOTE 3- SECURITY DEPOSIT/OFFICE LEASE

In 2016, the Company renewed its lease agreement for its office space which expires on June 16, 2019. The security deposit for the office space is $890, which will be returned to Stock Traders upon termination of the office lease per agreement between lessor and lessee. Future minimum lease payments are $770 to $810 per month and the remaining lease commitment is as follows:

2016 - 2019			22,280
	Total	$	22,280

NOTE 4- FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's current assets and liabilities are considered financial instruments. These assets and liabilities are reflected at fair value, or at carrying value that approximate fair value because of the short term nature of the instrument. Other financial instruments consist of long- term obligations. The fair value of long-term obligations is estimated based on current interest rates offered to the Company for obligations with similar remaining maturities. The recorded value of these financial instruments approximated fair value at December 31, 2016.

NOTE 5 -SUBSEQUENT EVENTS

Date of Management Evaluation

Management has evaluated subsequent events through February 13, 2017, the date of which the financial statements were available to be issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

STOCK TRADERS

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2016

Computation of Net Capital

Stockholder's Equity			$213,570
Non-Allowable Assets			
Petty cash	$ 280		
Security deposits	890		
Fidelity Bond deductible adjustment	15,000		
Total Non-Allowable Assets		$ 16,170	
Haircuts on Securities Positions			
Securities Haircuts	$ 25,170		
Undue Concentration Charges	17,175		
Total Haircuts on Securities Positions		$ 42,345	
Net Allowable Capital			$ 155,055

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 485
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	50,000
Net Capital Requirement	50,000
Excess Net Capital	105,055

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 7,283
Percentage of Aggregate Indebtedness to Net Capital	4.70 %

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2015		$ 155,055
Adjustments		
Increase (Decrease) in Equity	-	
(Increase) Decrease in Non-Allowable Assets	-	
(Increase) Decrease in Securities Haircuts	$ -	
Net Capital per Audit		$ 155,055
Reconciled Difference		(0)

Stock Traders

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2016

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $155,055 which was $105,055 in excess of its required net capital of $50,000. The Company's net capital ratio was 4.70%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); All customer transactions were cleared through Southwest Securities on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Stock Traders
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2016

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

STOCK TRADERS

REGISTERED INVESTMENT ADVISORS MEMBER FINRA, SIPC

February 11, 2017

Bryant A Gaudette
21320 Provincial Blvd.,
Suite 200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Stock Traders:

1. Claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;

2. We have met the identified exemption from 1/1/2016 through 12/31/2016, without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards,



Jeff A. Joslin
Principal
Stock Traders

2/11/2017
Date

(714) 375-1788 FAX (714) 375-1789
16152 BEACH BLVD. Suite 271, HUNTINGTON BEACH CA 92647

BRYANT A. GAUDETTE, CPA

EXEMPTION REVIEW REPORT

15c3-3 (k)(2)(ii)

Jeff Joslin
Stock Traders
16152 Beach Blvd.
Suite 271
Huntington Beach CA
92647

Dear Jeff Joslin:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Stock Traders identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Stock Traders claimed an exemption from 17 C.F.R. § 240.15c3-3. Stock Traders stated that it has met the identified exemption provisions of 15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception. Stock Traders's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stock Traders's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, INC.



Bryant A. Gaudette
21320 Provincial Blvd. #100
Katy, TX 77450
bgaudette@aol.com

Katy, Texas
February 23, 2017